April 15, 2016

Kathryn M. Sabo

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re: The Guardian Separate Account R

Response to Comments to Post-Effective Amendment No. 4 on Form N-4 – File Nos. 333-179997 and 811-21438

Dear Ms. Sabo:

This letter contains our responses to the Staff comments regarding the above-referenced filing received via telephone on April 11, 2016.

In connection with this response letter, The Guardian Insurance & Annuity Company, Inc. (“Company” or “GIAC”), on behalf of the Guardian Separate Account R (“Registrant”), acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or Company’s changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the responses that follow, page references reflect the page number in the Guardian Investor II Variable Annuity Prospectus referenced in the Staff comments.

1. Provide a statement whether the Company is solely responsible for the product guarantees or if there are any supplementary agreements to support product guarantees.

RESPONSE: All guarantees under the product are solely the obligations of GIAC. There are no supplementary agreements supporting the product guarantees.

2. Where the Company reserves the right to change or charge a fee disclose in the text and the fee table the maximum and provide notice regarding the charging of the fee or the change in the fee.

RESPONSE: The maximum fee disclosure for transfers has been revised in the fee tables. Please see the chart in the Response to Item 5. The maximum fee disclosure under the second bullet of the “Transfers” section on page 28 has been revised to read: “We reserve the right to impose a maximum fee of $25 per transfer, if you make more than twelve transfers within a contract year. You will be notified if the fee will be charged and will be able to terminate or opt out of the transfer.

GIAC reserves the right to charge a fee for the Automated Alert Program. GIAC does not a have fee that it would consider charging for Automated Alerts. The last paragraph of the Automated Alert Program has been revised as follows: “GIAC reserves the right to discontinue or restrict the use of Automated Alert privileges at any time, at its discretion. GIAC does not currently charge a fee for the Automated Alert program. However, we reserve the right to limit the frequency of Automated Alerts or to impose a charge for Automated Alerts. You would be notified if GIAC discontinued or restricted Automated Alert privileges. You would be notified of any fee if GIAC chose to charge a fee. At any time you may terminate your Automated Alert privileges or opt out of the Automated Alert Program, if GIAC chose to discontinue, restrict or charge a fee for Automated Alert privileges. Other rights reserved by GIAC with respect to transfers are described in this prospectus, including the right to refuse transfers under certain conditions. See The accumulation period: Transfers.”

3. Cover Page — Add “Any representation to the contrary is a criminal offense.” to the second paragraph of Securities and Exchange Commission disclosure at the bottom of the page.

RESPONSE: Cover Page – Added “Any representation to the contrary is a criminal offense.” to the second paragraph of Securities and Exchange Commission disclosure at the bottom of the page.

4. Page 4 — In the “Cost and Expenses” callout box the term “premium taxes” is used. In other parts of disclosure the term “annuity taxes” is used, please explain the different use or use consistent language.

RESPONSE: The term “premium taxes” in the callout box has been changed to “annuity taxes.”

5. Page 4 — Disclose what the contingent deferred sales charge percentage is based on.

RESPONSE: The contingent deferred sales charge is based on the total premiums paid into the contract. The language “8% declining annually1” has been revised as follows “8% of total premiums paid declining annually1” and appears in the tables as follows:

B Series
Sales Charge Imposed on Purchases:	None
Contingent Deferred Sales Charge (surrender charge):	8% of total premiums paid declining annually[1]

Number of full years completed since premium payment was made	Contingent deferred sales charge (surrender charge) percentage
0	8%
1	7.5%
2	6.5%
3	5.5%
4	5%
5	4%
6	3%
7+	0%

Transfer Fee:	Current: $0 Maximum: $25

L Series
Sales Charge Imposed on Purchases:	None
Contingent Deferred Sales Charge (surrender charge):	8% of total premiums paid declining annually[1]

Number of full years completed since premium payment was made	Contingent deferred sales charge (surrender charge) percentage
0	8%
1	7.5%
2	6.5%
3	5.5%
4+	0%

Transfer Fee:	Current: $0 Maximum: $25

6. Page 5 — Label fees in table as maximum fees where appropriate

RESPONSE: Added “(maximum)” next to each of the applicable charges in the fee table.

SEPARATE ACCOUNT LEVEL ANNUAL EXPENSES
(as a percentage of daily net asset value)
HAVDB = Highest Anniversary Value Death Benefit Rider	EB = Earnings Benefit Rider

B Series	Basic contract (with no benefit riders)	Contract with EB	Contract with HAVDB	Contract with HAVDB and EB
Mortality & Expense Risk Charge (maximum)	1.15%	1.15%	1.15%	1.15%
Other Separate Account Fees
• Administrative Charge (maximum)	0.25%	0.25%	0.25%	0.25%
• Charges for Optional Additional Riders
– Highest Anniversary Value Death Benefit (HAVDB) (maximum)	0.00%	0.00%	0.40%	0.40%
– Earnings Benefit (EB) (maximum)	0.00%	0.25%	0.00%	0.25%
Subtotal Other Separate Account Fees	0.25%	0.50%	0.65%	0.90%

Total Separate Account Level Annual Expenses	1.40%	1.65%	1.80%	2.05%

L Series	Basic contract (with no benefit riders)	Contract with EB	Contract with HAVDB	Contract with HAVDB and EB
Mortality & Expense Risk Charge (maximum)	1.50%	1.50%	1.50%	1.50%
Other Separate Account Fees
• Administrative Charge (maximum)	0.25%	0.25%	0.25%	0.25%
• Charges for Optional Additional Riders
– Highest Anniversary Value Death Benefit (HAVDB) (maximum)	0.00%	0.00%	0.40%	0.40%
– Earnings Benefit (EB) (maximum)	0.00%	0.25%	0.00%	0.25%
Subtotal Other Separate Account Fees	0.25%	0.50%	0.65%	0.90%

Total Separate Account Level Annual Expenses	1.75%	2.00%	2.15%	2.40%

7. Pages 7 & 8 — Update the numbers in the Expense Examples.

RESPONSE: The Expense Examples numbers have been updated.

8. Pages 7 & 8 — Provide supplementary confirmation that the expense examples reflect the maximum cost of the contract with riders per Instruction 21 of item 3(a) of the Form N-4 and that the chart clearly reflects the contract feature included.

RESPONSE: Per Instruction 21 of Item 3(a) of Form N-4, the Expense Examples: Example 1 reflects maximum cost of a contract with the most expensive riders and rider options and Example 2 reflects the minimum cost of a contract without any riders.

9. Page 12 — Explain the use of the term “normally” in the first sentence of the second paragraph in the “How We Allocate Your Premium Payments” section.

RESPONSE: The term “normally” has been deleted from the first sentence of the second paragraph in the “How We Allocate Your Premium Payments” section, as well as in the first sentence of the first paragraph of that section where it also appeared.

10. Page 12 — Add information on fees and performance that will affect the accumulation unit values and when the accumulation unit values are calculated.

RESPONSE: We have revised the second sentence of the fourth paragraph in the “How We Allocate Your Premium Payments” section: “The prices of accumulation units are set daily because they change along with the share values of the underlying Funds and also includes the daily portion of Separate Account Level Expenses applicable to your contract and any riders chosen. See the Separate Account Level Annual Expenses table under the Expense Tables section.”

11. Page 14 — Consider adding “if available” after “fixed-rate option” in the first sentence of the first paragraph of the “Variable Investment Options” section.

RESPONSE: We have added “if available” after “fixed-rate option” in the first sentence of the first paragraph of the “Variable Investment Options” section.

12. Page 14 — Initial capitalize “lifetime withdrawal benefit” in the last sentence of the first paragraph of the “Variable Investment Options” section.

RESPONSE: We have initial capitalized “lifetime withdrawal benefit” in the last sentence of the first paragraph of the “Variable Investment Options” section as well as other places in disclosure that the section is referenced.

13. Page 26 — Per Item 5(d) of the N-4 Form, make the following sentence in the “Selection of Funds” section more prominent. “We encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including a Fund’s prospectus, statement of additional information, and annual and semi-annual shareholder reports.”

RESPONSE: The following sentence in the “Selection of Funds” section now in bold face type. “We encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including a Fund’s prospectus, statement of additional information, and annual and semi-annual shareholder reports.”

14. Page 27 — In the “Fixed-Rate Option” section, disclose how a contract owner would get the current interest rate of the fixed-rate option.

RESPONSE: The following sentence has been added after the third sentence of the second paragraph of the “Fixed-Rate Option” section: “To obtain the current interest rate please contact our Customer Service Office at 1-800-221-3252.”

15. Page 27 — Please make the callout box heading “When you buy a contract, please note:” more prominent such as all caps.

RESPONSE: We have capitalized the heading to the callout box: “WHEN YOU BUY A CONTRACT, PLEASE NOTE:”

16. Page 27 — In the fifth bullet under “WHEN YOU BUY A CONTRACT, PLEASE NOTE” please include disclosure of the maximum fee that may be charged, whether notice would be provided of the fee and if any other restrictions on transfer privileges would be imposed.

RESPONSE: We have added the following sentence to the fifth bullet of the callout box: “Please see the Transfers section for more information on fees and restrictions on transfers.”

17. Page 28 — In the “Transfers” call out box disclose in what situations a contract owner may transfer among variable investment options after annuity payments begin.

RESPONSE: The “Transfers” callout box has been revised as follows: “You can transfer money among variable investment options before the date annuity payments begin and you can transfer money among variable investment options after payments begin if you elect a variable annuity payout option.”

18. Page 36 — In the “Dollar Cost Averaging from the Fidelity VIP Government Money Market Portfolio” section, clarify the disclosure to state that a contract owner may invest in a max of 25 variable investment options or 24 variable investment options and the fixed-rate option.

RESPONSE: The last sentence of the first paragraph of the “Dollar Cost Averaging from the Fidelity VIP Government Money Market Portfolio” section has been revised as follows: “The rules still apply that you can invest in a maximum of only 25 options at one time (including the required Fidelity VIP Government Money Market Portfolio) or 24 options and the fixed-rate option.

19. Page 38 — In the third paragraph of “Automated Alert Program” section that begins “GIAC reserves the right to discontinue…” disclose whether contract owners would be notified of any discontinuation.

RESPONSE: See response to Item 4 above.

20. Page 38 — The last sentence in the “Payments” section should track the language of Section 22(e) of the Investment Company Act of 1940 more closely.

RESPONSE: We have revised the last sentence in the “Payments” section as follows:

We may postpone the date of any calculation or payment from the variable investment options if:

•	the New York Stock Exchange is closed other than for customary week-end and holiday closings or restricts trading,

•	the SEC determines that an emergency exists as a result of which sales of securities or determination of the fair value of a variable investment option’s assets is not reasonably practicable, or

•	the SEC, by order, permits us in order to protect contract owners remaining in the variable investment options.

21. Page 39 — Please provide a supplementary explanation of the following sentence in the “When Annuity Payments Begin” section: “If your Annuity Commencement Date is on the 29th, 30th or 31st of the month, your annuity payments will be processed on the first business day of the following month.”

RESPONSE: This disclosure reflects the fact that the earliest month end may be February 28th and allows for the systematic processing of payment on consistent basis at the month end.

22. Page 41 — Per Item 8 F of the N-4 Form, in the second paragraph of the “Variable Annuity Payout Options” section, add disclosure outlining what contract owners must do to change an annuity option election and a statement that there can be no changes to the option elected.

RESPONSE: The last sentence of the second paragraph the “Variable Annuity Payout Options” section has been revised to read as follows: “You may change to another option if you wish, by submitting a new annuity election form at our Customer Service Center before we begin processing your first annuity payment. You may not change your annuity option after we begin processing your first annuity payment.”

23. Page 41 — Explain the list variable annuity payout options on the bottom of the page and why the options are not included with the option descriptions.

RESPONSE: The list of variable annuity payout options appears in a call out box to the side of the main text of the “Variable Annuity Payout Options” section. These descriptions also appear below in the Variable Annuity Payout Options section at the beginning of the disclosure for the pertinent variable payout option.

24. Page 51 — Revise the following sentence in the “Distribution of Proceeds” section to include what happens in other states: “In California only, if a distribution is payable because of the death of an owner who is not the Death Benefit Covered Person, it will only be paid in a lump sum.”

RESPONSE: We have deleted the first sentence of the Distribution of Proceeds and revised the second sentence to read as follows: “We generally will pay the death benefit in a lump sum, except in California, if a distribution is payable because of the death of an owner who is not the Death Benefit Covered Person, the death benefit will only be paid in a lump sum.”

25. Page 54 — Clarify the second sentence in the fifth paragraph of the “Spousal Continuation” section specifically whether spousal continuation is automatic and election of spousal continuation is not necessary.

RESPONSE: We have revised the fifth paragraph of the Spousal Continuation section to read as follows: “We must receive notice of due proof of death (of the owner) in good order at our Customer Service Office. If the surviving spouse qualifies for spousal continuation and does not elect a method of death benefit payment by the 90th day after we receive due proof of death, spousal continuation will automatically be deemed to have been elected on that day. The surviving spouse may also provide notice of election of spousal continuation by the 90th day in good order at our Customer Service Office. Spousal continuation will not satisfy minimum required distribution rules for qualified contracts other than IRAs.

26. Page 57 — In the 5th line of the second paragraph of the “Earnings Benefit Rider” section add “charge” after “sales”.

RESPONSE: We have added “charge” after “sales”.

27. Page 64 — Make the following sentence more prominent: “We also reserve the right to increase the rider fee percentage to a maximum of 3.50% annually for the spousal options of Guardian Target 250, Guardian Target 200 and Guardian Target Future and 2.00% annually for the spousal version of Guardian Target Now on the effective date of each step-up prior to the GWA being determined.”

RESPONSE: The following sentence is now in bold face type. “We also reserve the right to increase the rider fee percentage to a maximum of 3.50% annually for the spousal options of Guardian Target 250, Guardian Target 200 and Guardian Target Future and 2.00% annually for the spousal version of Guardian Target Now on the effective date of each step-up prior to the GWA being determined.”

28. Page 82 — Review and update “Federal Tax Matters” section as necessary.

RESPONSE: This section has been reviewed and updated as necessary.

29. Page 93 — In the first sentence of the YOUR RIGHT TO CANCEL THE CONTRACT section revise “During the 10-day period” to “During the 10 to 30 day period” to be consistent with similar disclosure in the prospectus.

RESPONSE: The applicable part of the first sentence of the “YOUR RIGHT TO CANCEL THE CONTRACT” section has been revised as follows “During the 10 to 30 day period” to be consistent with similar disclosure in the prospectus.

30. Page 96 & 97 — Capitalize defined terms listed in the SPECIAL TERMS USED IN THIS PROSPECTUS section as they appear in the prospectus.

RESPONSE: Defined terms listed in the SPECIAL TERMS USED IN THIS PROSPECTUS section have been capitalized in the prospectus.

31. Update Appendix A – Summary Financial Information

RESPONSE: Appendix A – Summary Financial Information updated.

32. Please verify that all items of disclosure required in the SAI are made specifically Items 18 – 21.

RESPONSE: All items of disclosure are located in the SAI or if in the prospectus are referenced as such in the SAI.

33. Add copies of exhibits required by Item 24(b)(3) of Form N-4.

RESPONSE: Exhibits required by Item 24(b)(3) are copies of each underwriting or distribution contract between the Registrant and the principal underwriter or the depositor and the principal underwriter, and specimens or copies of all agreements between principal underwriters and dealers. As required, on April 27, 2015, as part of Post-effective Amendment No. 3 on Form N-4 (Reg. No. 333-179997) a copy of underwriting or distribution contract was filed as Item 24(b)(3)(a) Distribution and Service Agreement between The Guardian Insurance & Annuity Company, Inc. and Park Avenue Securities LLC and a specimen of the agreement between principal underwriters and dealers was filed as Item 24(b)(3)(a) Form of GIAC Selling Agreement.

We believe that we have met the requirements of the form with the exhibits previously filed.

34. Financial Statements, Exhibits, and Other Information. Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

RESPONSE: Once we have agreed on the resolution of these issues, we will make any further changes to the prospectus, and prepare the remaining exhibits for Post-effective Amendment No. 5.

Please contact the undersigned at (212) 598-8714 with any comments or questions concerning our responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

Patrick Ivkovich

Counsel

The Guardian Life Insurance Company of America

New York City, NY 10004

Phone: 212-598-8714

E-mail: patrick_ivkovich@glic.com